UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V102

(CUSIP Number)

Prahlad Koti, Mastek (UK) Limited, Pennant House, 2 Napier Court, Napier Road, Reading, England RG18BW

Telephone: +44 7702 575859

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 7 & January 8, 2020

(Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1.	Names of Reporting Persons. Mastek (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	2,018,192

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,018,192

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,192
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6864%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

On June 23, 2015, Majesco Limited, Mastek Limited and Mastek (UK) Ltd. filed a Schedule 13D (the “Original Schedule 13D”). On February 26, 2019, the same parties filed Amendment No. 1 amending Items 1, 2(a), 2(b), 2(c), 2(f), 3, 4, 5(a), 5(b), 5(c) and 7 of the Original Schedule 13D. Mastek (UK) Ltd. filed Amendment No. 2 on December 12, 2019.

This Amendment No. 3 further amends the Original Schedule 13D and is filed by Mastek (UK) Ltd. with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation (the “Issuer” or “Majesco”), owned by Mastek (UK) Ltd.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following information:

On January 7, 2020, Mastek UK sold 824,500 shares of Majesco’s Common Stock to a purchaser on the open market at 7.9503 per share (which accounted for 1.9048% of the total outstanding shares of Common Stock of Majesco) for a total net purchase price of $6,493,296.51. On January 8, 2020, Mastek UK sold an additional 202,183 shares of Majesco’s Common Stock on the open market to another purchaser at 7.95 per share (which accounted for 0.4670% of the total outstanding shares of Common Stock of Majesco) for a total net purchase price of $1,592,218.51.

As of the completion of the sale, Mastek UK now owns 2,018,192 shares of common stock representing 4.6864% of the outstanding common stock of Majesco.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

Mastek UK now owns 2,018,192 shares of common stock representing 4.6864% of the outstanding common stock of Majesco.

Item 5(b) is hereby amended and restated as follows:

(a) Mastek UK may be deemed to hold sole voting and dispositive power over 2,018,192 shares of common stock of Majesco and shares voting and dispositive power over no shares of common stock of Majesco.

Item 5(c) is hereby amended and restated as follows:

(c) On January 7, 2020, Mastek UK sold 824,500 shares of Majesco’s Common Stock to a purchaser on the open market at 7.9503 per share (which accounted for 1.9048% of the total outstanding shares of Common Stock of Majesco) for a total net purchase price of $6,493,296.51. On January 8, 2020, Mastek UK sold an additional 202,183 shares of Majesco’s Common Stock on the open market to another purchaser at 7.95 per share (which accounted for 0.4670% of the total outstanding shares of Common Stock of Majesco) for a total net purchase price of $1,592,218.51.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, which description is incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mastek UK and any person with respect to any securities of Majesco, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2020	Mastek (UK) Limited

	By:	/s/ Prahlad Koti
Name: Prahlad Koti
Authorised Signatory

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